UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

PIMCO Muni Advantage Fund (MAF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0000897951
(CUSIP Number)


(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ----	 Rule 13d-1(b)

_X_	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  0000897951

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors General Partnership and Phillip Goldstein

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) x
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
U.S.A

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
431,324
6. Shared Voting Power
186,880
7. Sole Dispositive Power
618,204
8. Shared Dispositive Power
N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person
618,204
10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
8.52%

12. Type of Reporting Person (See Instructions)
IA

Item 1.
(a) The Name of the Issuer is:  PIMCO Muni Advantage Fund

(b) The Address of the Issuer's Principal Executive Office is:
1345 AVENUE OF THE AMERICAS
NEW YORK NY 10105
212 739 3000

Item 2.
(a) The name of the Person Filing is:  Bulldog Investors General
Partnership. Phillip Goldstein is president of Kimball and Winthorp and managing general partner of Bulldog Investors General Partnership

(b) The address of principal place of business and principal office is: See (c)

(c) Place of Organization:
Park 80 West, Plaza Two
Saddle Brook, NJ 07663

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  0000897951

Item 3.
The persons filing are not listed in Items 3(a) through 3 (j).

Item 4.
(a) Amount beneficially owned: 618,204
(b) Percent of class: 8.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 431,324
(ii) Shared power to vote or to direct the vote: 186,880
(iii) Sole power to dispose or to direct the disposition of: 618,204
(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: -.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Phillip Goldstein and Andrew Dakos are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP
Date:  	January 7, 2009